September 12, 2011

Mr. John P. Nolan

Division of Corporate Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-3561

Re:	Paccar Financial Corp. Form 10-K Filed March 1, 2011 Form 10-Q Filed August 8, 2011 File No. 001-11677

Dear Mr. Nolan:

This letter confirms that you granted Paccar Financial Corp.’s request for additional business days to respond to the comment letter. Accordingly we intend to file our response on or before November 1, 2011.

Sincerely,

/s/ Craig C. McGlinchey
Craig C. McGlinchey
Controller, Paccar Financial Corp.

PACCAR Financial Corp.

PACCAR Building P.O. Box 1518 Bellevue, WA 98009-1518 (425) 468-7100